UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                       Amendment No. 1
                        FORM 10 - SB


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                      BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of
                            1934


                  URBANALIEN CORPORATION
                --------------------------
      (Name of Small Business Issuers in its charter)


          NEVADA                        88-0503197
        ---------                      ------------
(State of other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization


           5180 Orbitor Drive,           L4W 5L9
      Mississauga, Ontario, Canada
     -----------------------------      --------
       (Address of principal           (zip code)
          executive offices)

Issuer's telephone number: 905 629-6677.

Securities to be registered under section 12(b) of the Act: None

Securities to be registered under section 12(g) of the Act:

50,000,000 shares of Common Stock, par value $0.001 - As of
June 30, 2002, we had 17,132,500 shares of Common Stock issued and outstanding

5,000,000 shares of Preferred Stock, par value $0.001 - As of June 30, 2002, we have no shares of Preferred Stock issued and outstanding



PAGE-1-



TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS                           4

 RISK FACTORS                                                     14

 Our poor financial condition raises substantial doubt
 about our ability to continue as a going concern.  You
 will be unable to determine whether we will ever become
 profitable.                                                      15

 We are a development stage company in public access
 Interactive kiosk terminals and we have limited operating
 history; because our planned growth is contingent upon
 receiving additional funding, you will be unable to
 evaluate whether our business will be successful.                15

 Because our public access Interactive kiosk concept has
 not been widely accepted by the public, we face
 significant barriers to acceptance of our concept and
 services.                                                        16

 We will rely upon third parties for the mechanical
 development and maintenance of our Interactive kiosk
 terminals; any failures on the part of our third party
 providers may inhibit our internet access and the security
 and integrity of our software and data.                          16

 Our vulnerability to security breaches, glitches and other
 computer failures could harm our future business
 relationships, our ability to establish our future income
 and our ability to promote our brand name.                       17

 Officers, directors and principal stockholders can exert
 control over matters requiring stockholder approval.             17

 Our management decisions are made by our Chief Executive
 Officer, Steve Billinger; if we lose his services, our
 revenues may be reduced.                                         17

 Because our common stock is considered a penny stock, our
 common stock is considered a high-risk investment and is
 subject to restrictions on marketability; you may be
 unable to sell your shares.                                      18

 Certain Nevada corporation law provisions could prevent a
 potential takeover of us which could adversely affect the
 market price of our common stock or deprive you of a
 premium over the market price.                                   18

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
PLAN OF OPERATIONS                                                20

PART I - ITEM 3. DESCRIPTION OF PROPERTY                          23

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                             23

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS                                               24

PART I - ITEM 6. EXECUTIVE COMPENSATION                           27

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS                                                      27

PART I - ITEM 8.  DESCRIPTION OF SECURITIES                       29

PART II - ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.       30

 Penny Stock Considerations                                       30

PART II - ITEM 2. LEGAL PROCEEDINGS                               32

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE                32

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES        32

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS       34

PART F/S. FINANCIAL STATEMENTS                                    39

PART III - ITEM 1.  EXHIBITS                                      40



PAGE-2-



PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Urbanalien, Inc. is a Nevada corporation formed in July
2001.   Since  our  inception,  we  have  devoted   our
activities to the following:

*    Raising capital;
*    Establishing our Interactive kiosk terminals business;
and
*    Developing our infrastructure.

We have never been the subject of any bankruptcy or receivership action. We have had no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets outside the ordinary course of business.

16: Models
We are engaged in the business of deploying high-speed, interactive kiosk terminals in theaters and similar public venues. We have three different models of kiosks deployed, as follows: 4 custom built kiosks which were custom designed for us. The additional two models are EP1000 and EP4000 model casings from E-Point in Scotland which are not custom designed. All the three models are running our Urbanalien application.

10:  Define terms
  However,  each of these kiosks has the following features:
These kiosks have two plasma screens, one that displays full-motion, full-screen video and one that is touch-screen interactive. A plasma screen uses a liquid plasma rather than a traditional television tube to display the pictures. Our full motion screens have the same frame rate as television and are of the similar quality and have full-screen capability, meaning they use the full 15 inch diagonal with no framing device. Our touch screen not only shows pictures but allows a user interact with Internet based content, fill in surveys, print coupons and view promotional material such as trailers. We currently operate 12 kiosks in four locations.

Our goal is to provide a fully serviced, integrated, interactive media network that will support advertising, content distribution and data collection.

13: Update to 6/30 We have conducted our operations since July 2001. We are a development stage company with limited revenues of $9,687 from inception through June 30, 2002. From our inception to June 30, 2002, we incurred operating losses of $1,447,791.

12:  R&D expense:  We have spent no funds on R&D.

11:    website   information  We  operate  a   web-site   at
www.urbanalien.com which provides information about our Interactive kiosk terminals.

Comment 3: Domain Name ownership As of July 24th 2002, we became the owner of this name. Nothing on the web-site is part of this registration statement.



PAGE-3-



8:   Change  plan  of operations  Neither  our  articles  of
incorporation nor our by-laws prohibit us from changing our plan of operation to a business different than our planned interactive kiosk terminal operation.

PRINCIPAL PRODUCTS AND SERVICES

Our principal product, our kiosks, combine in a single unit, computer systems, telecommunication peripherals such as modems, and multimedia hardware. We have three different models of kiosks deployed in trial. Our kiosks are connected to the Internet through a dedicated high-speed connection.

We will use our kiosks to provide or enable:

* Advertising including ad serving, ad tracking and usage analysis; interactive advertising and display advertising,
* Customer surveys, which among other things will give the film industry the equivalent of television overnight ratings,
*    Data collection and data mining,
*    Special national event campaigns,
*    Demographic polling, coupons, cross promotions, and
*    Entertainment related material.

We will provide these services for our clients or Example of 15: eliminate partnership companies providing products or services to us or to which we supply products or services, although we have no clients as of the date of this registration statement.

Our  objective  is  to provide fully serviced,  integrated,
interactive  media networks linking our  kiosks  that  will
support   advertising,   content  distribution   and   data
collection.    In   our  initial  network   deployment   of
interactive  kiosk terminals in theatres, movie-goers  will
view  advertising supported content, film trailers, as well
as  interact  and  fill  in  related  content  surveys.  In
addition, the consumers can access entertainment  news  and
print   coupons  for  concession  discounts.    The   kiosk
terminals in the future could also be extended to dispense admission tickets for the theatres.

6: implementation of this activity: We have not taken any steps to implement this feature. We have no estimate of the cost or timing to implement this feature.

By  maintaining  a  national installed network,  Urbanalien
will be able to administer, monitor and update content  for
the interactive kiosk terminals to service the advertisers,
entertainment  companies  and  other  brand  name   product
owners,  such as arcade-like gaming companies, as  well  as
theatre  owners. We intend to install and expand our  kiosk
network through license agreements with theater owners  and
owners  of other public venues.   Although we have  certain
memoranda of understanding in place with theater owners, we have no license agreements in place as of the date of this registration statement.



PAGE-4-



We plan a national rollout in theatres in Canada as well as
other appropriate future locations such as 17:  meaning  of
"area"  and  contacts made  "Area" was a  typo.  arenas  in
Canada, United States and United Kingdom. We have contacted
one  mall  developer  and on agent with relationships  with
National Hockey League and other Canadian arenas.  However,
we  have  no  agreements to place any  kiosks  in  sporting
arenas as of the date of this registration statement. These
kiosks   will   provide  a  new  venue   for   advertising,
distribution of entertainment content, demographic  polling
and  data  mining  for  major  corporations  and  partners.
Targeted  kiosk  locations  benefit  from  increased   foot
traffic, new revenue sources, marketing opportunities and differentiation. Advertisers, promoters, data mining and other businesses benefit from these locations in addition, gather audience consumer preferences that will enable them to tailor product development and its related markets.

Currently, Urbanalien 16:  Status  has completed our  trial
and  review periods with Galaxy Entertainment and  Cineplex
Odeon,  our kiosks remain on location and we are  currently
negotiating  a  formal agreement with  each  for  permanent
placement of our kiosks.
..
We  deployed twelve kiosk terminals in March 2002 at Galaxy
Peterborough at 420 Water Street, Peterborough, Ontario and
Cineplex  Odeon  at Queensway Theatre, 1025 The  Queensway,
Toronto;  Eglinton Town Centre, 1901 Eglinton Avenue  East,
Toronto  and  Mississauga Square  One  Cineplex,  100  City
Centre   Drive,  Mississauga.  Comment  4:   Kiosk  revenue
generation We have generated no revenues to date from the operation of these kiosks.

Comment 4: Famous Players Kiosks are no longer deployed at Famous Players.
We  entered into a Memorandum of Understanding with  Galaxy
Cinemas that provides as follows:

The term will commence with a sixty day initial deployment period, with a thirty day review, beginning on March 8 2002. We will, at our sole cost and expense, design, create, install and operate two Kiosks which will be located in the lobbies of the movie theatre at the Galaxy Peterborough cinema location. Each Kiosk will be fully installed and operational within thirty calendar days following the Effective Date. Upon a satisfactory test and our meeting criteria outlined by Galaxy theaters in the future both we and Galaxy Entertainment will make efforts to enter a joint venture agreement on mutually agreed terms which shall include deployment of the our network into all Galaxy Entertainment locations.



PAGE-5-



We entered into a memorandum of understanding with Cineplex
Odeon Cinemas which provides as follows:

The term will commence with a sixty day initial deployment period, with a thirty day review, beginning on May 3 2002. We will, at our sole cost and expense, design, create, install and operate ten Kiosks which will be located in the lobbies of the movie theatre at the agreed Cineplex Odeon Eglinton Town Centre, Queensway and Mississauga Square One cinema locations. Each kiosk will be fully installed and operational within thirty calendar days. Upon a satisfactory test and Urbanalien meeting criteria outlined by Cineplex Odeon theaters in the future, both we and Cineplex Odeon Entertainment will make efforts to enter a joint venture agreement on mutually agreed terms, which shall include deployment of the our network into all Cineplex Odeon Entertainment locations.


We will generate revenues from our network of kiosks by:

Advertising

Our kiosks enable the selling of creative interactive advertising such as banners, micro-Web sites and animations, as well as coupons, display advertising, and full motion, full screen advertising. We believe that the theatre owners and content providers will pay us a percentage of the revenue derived from such advertising.

4: Agreements for revenue generation: We have no formal agreements in place whereby we will generate revenues from advertising.

5:  Revenue generation model However we anticipate Cineplex
Odeon's National Sales group called Cinema Marketing will handle sales of advertising on Urbanalien kiosks for the Cineplex and for the Galaxy Entertainment Group.
Presentations to media agencies have been made, proposing survey questions and analysis to run in the current kiosks.
In addition, we are investigating advertising for banner ads, short on-screen animations, 30 second commercials and links through to Internet sites in conjunction with a campaign run on the current kiosks.

Urbanalien has indicated to Cinema Marketing that we require to retain 80% of any net revenues raised from our kiosks. Net revenues are agreed prior to any sales. To arrive to net revenues, it is sales amount, minus direct monthly cost of the kiosk maintenance and production cost of implementing the advertising or data mining.

During our discussion period, we are also reviewing the option to directly approach the local advertisers, although we have not yet done so.



PAGE-6-



Proprietary rights

14:   Proprietary rights held We obtained from three of  our
founders   in  July 2002 proprietary rights to the  software
used in our kiosks, as follows:

UrbanAlien custom application built on Catapult:

Advertising: an engine to display links to advertiser custom or existing content. A schedule to determine available ads and playback schedule.

Movie trailer Component: an engine to automatically scroll and playback available trailers based on theatre location.

Feedback: A data collection component to accumulate feedback pertaining to the device and specific content.

Surveys: a custom survey component to collect user data pertaining to advertisers or content providers.

Web Portal: a custom web browsing portal allowing the user to view and navigate permissible content.

Coupons: A custom coupon component prints advertisers and sponsors coupons for promotions

Business Arrangements

We  intend  to  enter  exclusive and non-exclusive  business
arrangements   with  entertainment  companies,   owners   of
theaters and other entertainment/event locations, and owners of brand-name products such as the following:
15:  Material agreements

  Galaxy Entertainment and Cineplex Odeon provide use of space for our deployed kiosks at no cost under trial memoranda of understanding that can be terminated at any time.Cineplex Odeon is providing ad sales for the kiosks deployed in their locations at no cost under trial oral agreements that can be terminated at any time. Warner Brothers studios are conducting data collection and analysis trials in our deployed kiosks at no cost under trial oral arrangement that can be terminated at any time..

Some sample projects include:

20:  participation

Urbanalien as well as Paramount Pictures Studios participated and was in charge of press and product giveaways in a jointly branded promotion at the Britney Spear's "CROSSROADS" premiere at Famous Players Cinemas nationally across Canada. We received approximately $10,000 for this participation.

MGM studios and Clairol used our network at no charge for a jointly branded promotion at the Premier MGM's "Legally
Blonde."



PAGE-7-



15: Bell Globemedia provides 21: nature of content entertainment news and features content for our deployed kiosks. They do not provide advertising for theater owners or others or any other type of content.Bell Globemedia and Urbanalien have an oral understanding that Bell Globemedia will provide content and distribution up to end of December 2002.

Consumer Profiling Specialists

Through   licensing  access  to  our  network  to  consumer
profiling specialists, Urbanalien aims to sell research and
survey  related  data  through  our  data  collection   and
analysis  capabilities. The data collection should  provide
an  additional  revenue stream for Urbanalien  as  we  will
charge  for  access  to  the data we  collect.   Using  our
technology, we can provide the film industry the equivalent
of  television overnight ratings for the first time. At the
same   time   consumers  are  rewarded   with   promotional
giveaways,  such  as  movie posters, for  completing  these
surveys.    We  have no agreements with consumer  profiling
specialists in place as of the date of this registration statement.

Content Distribution

We intend to develop a series of content distribution agreements in Canada and the United States. Bell Globemedia currently provides web-site content under an oral agreement at no cost for our deployed kiosks, up to the end of December 2002.

Marketing

We intend to use a combination of public relations, sales materials, 22: trademark/trade name Reference to "branding" eliminated until we obtain trademark/tradename, events, interactive and co-operative marketing, in conjunction with businesses providing products or services to us or to which we supply products or services, although we have no partners as of the date of this registration statement.

We also intend to participate in trade shows such as Show Canada, held in April each year, and other related trade shows. For example, Urbanalien's content partners, Bell Globemedia attended a joint press event 17 April 2002 at Show Canada, a trade event for studios, distributors and theatre chains.

In addition Cineplex Odeon released publicity materials in April 2002, featuring Urbanalien and Cineplex in a brochure targeted at theatre exhibitors.



PAGE-8-



Infrastructure

To provide for infrastructure development, we have secured a business relationship with TouchPoint Management. TouchPoint provides us with their custom application, Catapult, for our kiosk operating system. Catapult provides a complete framework for kiosk networks, including the ability to modify content off-site, content management, security management, advertising management, and other features. It is based on a Microsoft platform to enable deployment of functional rich media applications. Catapult provides the opportunity to present complex application presentations without requiring programming expertise. The custom application of Urbanalien can only be licensed to the competitors or related market by Urbanalien. TouchPoint develops and maintains a suite of publishing, processing and application tools and technologies that: streamline the creation of content and advertising, support the quality of service demands of the network, support ad serving, tracking and report generation and support data collection, analysis and report generation. Our technology supports full motion full screen advertising on screen, including ad serving, ad tracking and usage analysis; interactive advertising and display advertising.

We currently acquire kiosks from Touchpoint Solutions who in turn procure kiosk casings from e-Point Technologies. The remainder of the kiosk including plasma screens and computing systems is sourced from various sources such as Compar. Should there be a need to source alternate kiosk platforms or components in the market, we have found other companies and product providers such as Netkey, Netnearu, and DFI. Given the alternative suppliers, we believe we would experience no disruption to the supply of kiosks.

TouchPoint, is responsible for delivering design, production and concept development and technology advisory services.

18 & 19:  Program, maintenance content and service providers

On-site terminal installation and servicing are currently managed our own employees. Currently we also request Touchpoint from time to time for installation service or a service company, Metafore on as need basis. We have not entered into any agreement with any company to provide these services.

Content programming is required only when we need to change or update the content running on the kiosk terminal; for example, when we need to update new trailers or insert an advertising banner for a company. Currently we have one part time employee who manages the graphics requirement for the updates. If there is an additional expertise required to update this content, we currently use Touchpoint on as need basis to provide this service on a discounted hourly rate of $85 per hour.

Bell Globemedia is the third party content provider. The signed agreement with Sympatico/Lycos, who is a division of Bell Globemedia, is filed as an exhibit to this registration statement.



PAGE-9-



Network maintenance is provided through Urbanalian supplemented by Touchpoint. We are in discussions with Metafore to provide network and on-site kiosk installation and service for national network maintenance. We anticipate that Metafore will be a provider of network support for Urbanalien on a contracted basis upon full deployment. We have not entered into any agreement with any company to provide these services.


We are also in discussion with Bell-Sympatico-Lycos and AT&T to provide high speed internet connection for our locations and network in exchange for allowing joint marketing for there business. Bell-Sympatico-Lycos have agreed to provide high-speed connection in our Galaxy deployment.

Competition

The digital media services and technology industry is highly fragmented and competitive.

Our ability to compete effectively will depend upon our ability to maintain high quality, market-driven services. Many of our current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those, as well as other competitive advantages over us.
23:  Competitive Position
We  face  competition  from kiosk developers  or  technology
companies   that  support  networked  kiosks   and   theatre
operators themselves.

Kiosk development competitors include both full service and niche companies. Full-service kiosk development companies provide broad developmental content, work primarily in the work-for-hire model and include large, better funded and staffed companies such as IBM. We cannot compete effectively with these companies; however, we do not believe these companies are focused on locations on which we are currently focusing, particularly movie theaters and sporting arenas.

Niche interactive development companies, on the other hand, offer a variety of interactive content production services to the media and entertainment industries such as
ExtendMedia or BCE's Bell ComboBox. Instead of producing content, they could offer content directly on kiosks. We don't believe any of these competitors is currently planning to do so.

Theatre owners themselves could install networks of integrated kiosks but could, because of restrictions in their exhibitor and distribution agreements with studios, face difficulties in securing multiple agreements with entertainment companies. They would also have to provide nationwide  high-speed  connection and  quality  of  service
across  the  network.   Accordingly,  we  currently  do  not
anticipate facing competition from theater owners in the near future.



PAGE-10-



Future Plans

24:  Explain statements in chart

See below. We eliminated discussion of deployment plans as they are currently on hold.

We currently plan to do the following:

  Milestone      Expected        Explanation       Date When     Cost
                Manner of                         Step Should
              Occurrence or                            be
                Method of                         Accomplished
               Achievement
-------------------------------------------------------------------------
Test market   Successfully   Kiosks are           8 Months       $1.3
and deploy    complete       typically deployed   Trial Deploy   million
our scheduled trial          through a lease      Complete -
roll out of   deployment,    financing            July
networked     Find and       agreement rather     Phase 1
kiosks with   Agree Lease    than capital         Deploy- 10
Galaxy        Financer for   purchase. A lease    locations by
Entertainment kiosks,        is arranged with a   end of
and Cineplex  Lease          third party          September
Odeon,        Equipment,     leasing company      Phase 2
              Agree Install  that provides        Deploy - 15
              & Maintain     leases in exchange   further
              Service        for minimum          locations by
              Company,       revenue              end of
                             guarantees.          December

                             Install and
                             Maintenance
                             service company
                             contract will be
                             necessary for
                             future deployment
                             to install kiosks,
                             keep a supply of
                             spares on hand for
                             servicing and
                             service deployed
                             kiosks. We are in
                             discussions with
                             Metafore to
                             provide this
                             service on a
                             contracted basis
                             upon future
                             deployment that
                             would include our
                             current deployed
                             kiosk terminals.
                             No agreement has
                             been reached.
-------------------------------------------------------------------------


PAGE-11-



Research and  Develop Data   We are in            2 - 4 months   No
development   requirements   discussions with                    charge
of key        from deployed  both Cineplex                       -
internal      trials,        Odeon and Galaxy                    Covered
systems and   Commission     as to the type of                   by
technologies  product        usage data to be                    Shares
including     development    collected and                       for
data          from           reported. Usage                     Services
collection &  Touchpoint     data includes data                  agreement
analysis and                 such as:  average
ad serving                   sessions per day,
and tracking,                average session
                             length. Based on
                             our discussion
                             with these parties
                             we may request
                             further
                             application
                             development to
                             track different
                             types of usage -
                             average sessions
                             per day part (i.e.
                             - 15 minute
                             intervals)
                             Touchpoint has the
                             experience and
                             expertise to
                             develop and
                             standardize these
                             reports for
                             Urbanalien.  These
                             services are
                             currently
                             requested on as
                             need basis.
-------------------------------------------------------------------------
Enter an      Finalize                           2 months       No
agreement     current                                           charge
with Bell     negotiations,
Simpatico,
AT&T or other
such
companies to
provide
Internet
connection
for
Interactive
kiosk
locations and
network,
-------------------------------------------------------------------------
Further       Develop Data   See above           3- 5 months    $150,000
develop our   requirements
custom        from deployed
application   trials,
development   Commission
and co-       product
development   development
projects,     from
              Touchpoint,
              Finalize
              current
              negotiations
              with Bell
              Globemedia
-------------------------------------------------------------------------
Enter and     Finalize                           2 - 4 months   No
develop a     current                                           Charge
Joint         negotiations
Development   with Bell
Business      Globemedia,
Agreement     Identify
with media    Consumer
agencies such Profiling
as Bell       company &
Globemedia,   Negotiate
and other     revenue share
media         agreement,
agencies to
secure shared
revenues.
-------------------------------------------------------------------------



PAGE-12-



Continue to   Identify &                         3 months       No
research      approach                                          charge
companies     Consumer
that can      Profiling
provide       companies
creative and  with revenue
entertainment share
content as    proposal,
well as data  Continue
collection    current
companies to  negotiations
leverage      with Yahoo,
information   and AOL
we collect    Canada.
from our
Interactive
kiosk network
in each
location.
-------------------------------------------------------------------------
We currently do not have the funds available to implement these plans.


Product Liability

We do not anticipate carrying our own product liability insurance. We anticipate that any agreements with content providers using our kiosks will include related warranty or product liability insurance and indemnify us from claims by customers not fully satisfied with products purchased through the kiosks. As we have not yet begun to deploy extensive networks or locations, there have been no claims made against us.

9:  Employees

Employees

We have two full-time employees in management, and two part time employees, one a designer who devotes 50% of his time to Urbanalien activities and our CEO, who is contracted to devote approximately 80% of his time to Urbanalien activities.

RISK FACTORS

Our poor financial condition raises substantial doubt about our ability to continue as a going concern. You will be unable to determine whether we will ever become profitable.



PAGE-13-



We are a development stage company. We have conducted our operations since July 2001. We are a development stage company with limited revenues of $9,686.84 from inception through June 30, 2002. From our inception to June 30, 2002, we incurred operating losses of $1,447,791. In addition, as of June 30, 2002, we had only $5,760 of current cash available. Our current cash resources of $5,760 are not sufficient to satisfy our cash requirements over the next twelve months. We estimate our business needs an additional $2 million cash infusion to carry it through the next 12 months. In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

We are a development stage company in public access
Interactive kiosk terminals and we have limited operating history; because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our business development is contingent upon raising debt or equity funding. We have no sources of funding identified. You must consider the risks, difficulties, delays and expenses frequently encountered by development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

* Inability to raise necessary revenue to operate for the next 12 months or thereafter
* Advertising and marketing costs that may exceed our current estimates
*    Unanticipated development expenses
* Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant up-front expenses, including advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:



PAGE-14-



*    Total assets, liabilities, and equity
*    Total revenues
*    Gross and operating margins
*    Labor costs

Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable. Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.


Because our public access Interactive kiosk concept has not been widely accepted by the public, we face significant barriers to acceptance of our concept and services.

Our business involves the use of interactive kiosk terminals to provide entertainment-related content, information, promotions and services. The use of the Internet is a relatively new form by which to provide this information. Traditionally, this type of information and concept is not readily offered at single point to the consumers and the entertainment venues have not implemented the concept to capture the captivated audience in the theatres. Accordingly, we face significant barriers prove our innovative concept and overcome in consumer preferences using the entertainment content and information that we offer.

We will rely upon third parties for the mechanical development and maintenance of our Interactive kiosk terminals; any failures on the part of our third party providers may inhibit our internet access and the security and integrity of our software and data.

25:  Any agreements?

As the agreements in this risk refer only to mechanical development and maintenance, we hav not addressed Touchpoint or Bell Globemedia.

We anticipate that we will rely on third parties to maintain, house and operate the Interactive kiosk terminals at locations, and servers that host our services. Although we anticipate that our agreements with these third parties will include service agreements, in the event, any technical failures, the third parties may not comply with the terms of the service agreements. No mechanical development and maintenance agreements are currently in place. Any service interruptions resulting from failures by third party maintenance providers would reduce confidence in our concepts and services. In addition, we anticipate that we will rely upon third parties to process our billings and payments due to us. Any service interruptions by these third party providers due to computer failures, labor problems, or other unforeseen developments, could cause possible cash flow disruptions. Any failures on the part of our third party providers could reduce revenues we receive from the operation of our Interactive kiosk terminals at locations and servers.



PAGE-15-



Our vulnerability to security breaches, glitches and other computer failures could harm our future business relationships, our ability to establish our future income and our ability to promote our brand name.

We will offer our Interactive kiosk terminal and server connection through Internet access. The secure transmission of confidential data information over public networks is a critical element of our operations. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations. If we are unable to prevent unauthorized access to our users' information, our customer relationships will be harmed. Although we intend to implement industry-standard security measures, these measures may not prevent future security breaches. Heavy stress placed on our systems could cause systems failures or operation of our systems at unacceptably low speeds.

Officers, directors and principal stockholders can exert control over matters requiring stockholder approval.

26:  Disclose 3 names

Executive officers, directors and holders of 5% or more of our outstanding common stock, namely Anila Ladha, Shamira
Jaffer, and Richard Griffiths, will, in the aggregate, beneficially own approximately 51.6% of our outstanding common stock. These stockholders will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Our management decisions are made by our Chief Executive
Officer, Steve Billinger; if we lose his services, our revenues may be reduced.

The success of our business is dependent upon the expertise of our Chief Executive Officer. Because Mr. Billinger is essential to our operations, you must rely on his management decisions. Mr. Billinger will continue to control our business affairs after the offering. We are under negotiations with our Chief Executive Officer, Mr. Billinger that would prevent him from leaving our company, and have not obtained any key man life insurance relating to him. If we lose his services, we may not be able to hire and retain another Chief Executive Officer with comparable and extensive experience. As a result, the loss of Mr. Billinger's services could reduce our revenues.



PAGE-16-



The person responsible for managing our business, Mr. Steven
Billinger, will
devote  less  than  full time to our  business.   Other  key
officers  also  devote less than full time to our  business.
This may reduce our revenues.

Our President and CEO, Mr. Steven Billinger provides these services on a part time basis. Mr. Billinger devotes approximately 80% of his time to our business. Ms. Shamira Jaffer as COO devotes approximately 40% of her time to our business. Mr. Billinger and Ms. Jaffer may not be able to devote the time necessary to our business to assure successful implementation of our business plan.

We are authorized to issue preferred stock which, if issued, may adversely affect or reduce the market price of our common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of preferred stock at this time.

Because our common stock is considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.

Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.



PAGE-17-



Shares eligible for future sales under Rule 144 if sold could reduce the market price of our shares.

27:  Restricted vs. Free trading and Rule 144

There are 8,435,000 shares of our common stock held by non-affiliates and 9,065,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, 8,435,000 are currently available for resale under the provisions of Rule 144(k). The remaining shares may be resold under Rule 144. Of these remaining shares, 2,695,000 held by an affiliate are subject to a right of first refusal with us.

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stockSales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years are be entitled to sell their shares under Rule 144(k) without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.


As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this prospectus. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.


SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.



PAGE-18-



PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
PLAN OF OPERATIONS

Overview

We are engaged in the business of deploying high-speed, interactive kiosk terminals in theaters and similar public venues.

Our goal is to provide a fully serviced, integrated, interactive media network that will support advertising, content distribution and data collection.

Since our inception, we have devoted our activities to the following:

     *    Raising capital

        From inception to date, we have raised $510,000 from the sale of 4,250,000 shares of our common stock

     *    Securing infrastructure services

       On August 1st 2001, we entered into an agreement with TouchPoint Management Corporation to provide infrastructure and accounting services for a monthly fee of $14,000 until 31st December 2002. At end of term we would enter into negotiation for a continuance of these services.

     *    Establishing our web-site and technical services

       On July 31st 2001 we entered into an agreement with Blir to develop our web-site technical matters. Our website is currently operational.


Current Results of Operations and Financial Status

We have conducted our operations since July 2001. We have generated limited revenues of $9,687 from inception through June 30, 2002 and have incurred operating losses of ($1,447,791). 28: Source of revenues Our revenues were generated from participating in one event. In addition, as of June 30, 2002, we had only $5,690 of current cash available with assets exceeding our liabilities by $539,109.



PAGE-19-




July 30, 2001 to June 30, 2002
----------------------------------

Income
Statement

Revenues                    9,687

Cost of                    33,794
Revenues

Operating
Expenses:

  Marketing
and Selling                 6,962

  General
and                     1,418,420
Administrative
                 ----------------
TOTAL
OPERATING               1,425,200
EXPENSES         ----------------



Income/(loss)         (1,449,307)
before Taxes

Other                       1,515
Income
                 ----------------
Net                   (1,447,792)
Income/(Loss)    ----------------


29:  Receivables

N/A, receivables at issue collected.

30:  We note your discussion of operating activities on page
17 disclosing the use of $260,193 in exchange for professional services. Please revise to specifically describe the type of services received.

Of our expenses, $260,193 represents business advisory and professional consulting services such as services received from Touchpoint.



PAGE-20-



Liquidity and Capital Resources

We are a development stage company. We have conducted our operations since July 2001. We are a development stage company with limited revenues of $9,687 from inception through June 30, 2002. From our inception to June 30, 2002, we incurred operating losses of $1,447,791. In addition, as of June 30, 2002, we had only $5,960 of current cash available. Our current cash resources of $5,960 are not sufficient to satisfy our cash requirements over the next twelve months. We estimate our business needs an additional $2,000,000 cash infusion to carry it through the next 12 months. In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

32:  Financial difficulties

We   have   no  viable  plans  to  overcome  our   financial
difficulties   at  this  time.   We  have  sufficient   cash
resources to carry us through for several months on a limited operating basis.

Our ability to continue as a going concern is dependent on our ability to raise funds to implement our planned development; however we may not be able to raise sufficient funds to do so. Our independent auditors have indicated that here is substantial doubt about our ability to continue as a going concern over the next twelve months. Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with no operating history and revenues, an investor cannot determine if we will ever become profitable.

Net cash used in operating activities for the period from inception, July 30, 2001 to year-ended June 30 ,2002 was
$230,193. The cash used in operating activities was primarily attributable to professional services exhausted in exchange for shares. 31: Detail

Net financing activities provided $504,000.00 from the sale or securities under a Rule 504 offering.

Investing activities used $237,847 to finance capital expenditures.

During the period Jan/02 to Jun/02 we have acquired capital assets of $146,645 which comprises of 10 kiosks for Cineplex rollout for the amount of $143,915 and computer equipment for the amount of $2,730.

Cash at period ended June 30, 2002 amounted to $5,960 from date of inception July 31, 2001. Our current assets for period ended June 30, 2002 are lower than our current liabilities by $366,163. We had no commitments for capital expenditures as of June 30, 2002.


PAGE-21-



PART I - ITEM 3. DESCRIPTION OF PROPERTY

Our current business operation is conducted from 5180
Orbitor Drive, Mississauga, Ontario, Canada, L4W 5L9. We lease approximately 2,500 square feet from 1338917 Ontario, Inc. The lease is for a term of three years, commencing the first day of August 2001. The annual rent is $ 30,500.00.

Our telephone number at the above location is 905 629-6677.

We do not intend to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.

   Name                    Number of Shares    Percentage
----------------------------------------------------------
   Anila Ladha                   3,185,000     18.2%
   5180 OrbitorDrive,
   Mississauga, L4W 5L9

   Shamira Jaffer                3,185,000     18.2%
   5180 OrbitorDrive,
   Mississauga, L4W 5L9

   Richard Griffiths (1)         2,695,000     15.4%
   965 Bay Street, Suite
   2005
   Toronto, Ontario, M5L
   2S5

   All directors and             9,065,000     51.6%
   named executive
   officers as a group
   (4 persons)

(1) Shares subject to right of first refusal so long as Griffiths remains an affiliate. He must give notice of intended sale to us. We can buy at the greater of book value or $.12 per share if there is no market for our stock and at the average 10 day trading price if there is a market for our stock.



PAGE-22-



This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 17,132,500 shares of common stock outstanding as of June 30, 2002.


PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS

The  board  of  directors  elects  our  executive  officers
annually.   A  majority vote of the directors  who  are  in
office is required to fill vacancies.  Each director  shall
be  elected  for  the  term  of one  year,  and  until  his
successor  is elected and qualified, or until  his  earlier
resignation   or  removal.  Our  directors  and   executive
officers are as follows:

      Name         Age                  Position
---------------------------------------------------------------
Steve Billinger   45     President, and Chief Executive Officer
Joey Dwyer        33     Chief Technology Officer
Anila Ladha       46     Secretary, Director, CFO and principal
                         accounting officer
Shamira Jaffer    42     Treasurer, Director, COO


Steve Billinger, President and Chief Executive Officer joined us in September 2001 on part-time basis. In this capacity, Mr. Billinger devotes approximately 80% of his time to our business. From January 1985 to July 1996, Mr.
Billinger was Director of Diverse Productions, an independent producer of broadcast television and drama in the U.K. Mr. Billinger served as Executive Producer of
Microsoft Network, for Microsoft, from July 1996 - October
1997 where he was responsible for business strategies and development, content commissioning and programming in the U.K. Mr. Billinger served as the director of interactive programming at News Corporation's BSkyB's TV, where he oversaw the operations of Sky Digital Publishing, Sky Games and Sky Interactive Production & Enhanced Television from
November 1997 to October 1999. 35: Billinger 5 year employment history

From October 1999 and April 2000, he worked as a freelance consultant. Mr. Billinger has mostrecently been President and Chief Operating Officer of ExtendMedia since April 2000 to June 2001. 36: Business of ExtendMedia ExtendMedia is a provider of production and consulting services to the interactive sector for interactive television and the Web as well as mobile phones and personal digital devices. From September 2001 to March 2002 he was a Consultant to VP, Marketing for Bell ExpressVu, developing strategy and planning for interactive services. He has been a keynote speaker on new media and convergence at the Edinburgh Television Festival, MILIA, the U.K. Television Show, Periodical Publisher's Association, Financial Times Conferences and the World Summit on Programming for Children. Steve holds a degree from Ryerson Polytechnic University's radio and television program.



PAGE-23-



35 and 37:  Dwyer 5 year employment history
Joey Dwyer, Chief Technology Officer joined us in August 2001 on part-time basis to develop the technology and custom application strategy. In this capacity, Mr. Dwyer devotes approximately 15% of his time to our business. Mr. Dwyer co-founded Blir, a software development & services company and was CEO from June 1994 to date and CTO of Catapult Integrated Technologies, now known as Touchpoint Solutions Corporation where Mr. Dwyer has been serving from January 2002 to present. Touchpoint Solutions has developed a kiosk platform called Catapult which has developed Jukebox, QuickPIX and ShopWIZ applications.
 He received a B.S.F.S. in International Security from the Georgetown University School of Foreign Service in 1991.

Anila Ladha is a Secretary, Director and Chief Financial officer, who offers management services on as needs basis to us as part of a Professional Service Agreement with TouchPoint Management Corporation. In this capacity, Ms Ladha devotes approximately 60% of her time to our business. Anila is a founding partner and President of BMS Business Management Services Corporation since January 1987 to present, and founding partner and CFO of TouchPoint Management Corporation from October 1999 to present. 38: Business of BMS BMS Business Management Services Corporation provided accounting and management consulting services, network solutions, software implementation and training and integration.

39:  Who serves as principal accounting officer
Ms. Ladha serves as the principal accounting officer.

Shamira Jaffer, Treasurer, Director, Chief Operating Officer, who offers management services on as needs basis to us as part of a Professional Service Agreement with TouchPoint Management Corporation. In this capacity, Ms Jaffer devotes approximately 40% of her time to our business. Ms Jaffer was the Vice President of Business Development and a founding partner of BMS Business Management Services Corporation from January 1987 to present, and COO of TouchPoint Management Corporation from October 1999 to present. Ms Jaffer studied at SFU in British Columbia and received her B.A in Linguistics and Philosophy at the University of Alberta.

34:  Tie vote of directors
In the event of a tie vote between our two directors, Ms.
Anila Ladha will break the tie.



PAGE-24-



Professional Service Agreement

We entered into a Professional Service Agreement with TouchPoint Management Corporation to provide the following services:

*    Reception facilities
*    Office Furniture
*    Use of the Boardroom as needed
*    33:  Touchpoint facilities provided
     **    These are at the TouchPoint offices and are in addition
          to those in our office.
*    General Office functions
*    Accounting services
*    Record keeping
*    Banking
*    Transaction processing and maintain audit trails
* Complete accounting process including the unaudited statements
*    Communication and connectivity facilities
*    Telephone
*    Fax
*    Internet
*    Network
*    Human resources
*    Processing Payroll
*    Employees and contractor record keeping

The agreement is for a term commencing August 1st, 2001 and expires on December 31st, 2002. We pay Touchpoint
$14,000.00 per month for these services.

Family Relationships

There are no family relationships among our officers, directors, or persons nominated for such positions.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.



PAGE-25-



PART I - ITEM 6. EXECUTIVE COMPENSATION

40 & 41:  Compensation table

The following table sets forth summary information concerning the compensation received for services rendered to us during the fiscal year ended December 31, 2001 by our Chief Executive Officer. No other executive officers received aggregate compensation during our last fiscal year that exceeded, or would exceed on an annualized basis, $100,000.

Name               Position           Year               Salary
------------------------------------------------------------------
Richard Griffiths    CEO              2001               $38,217

To date in 2002, we have paid Mr. Griffiths salary of $10,570.03 to his date of termination in March.

No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, were paid to Mr. Griffiths during this period.


Employment Contracts or Arrangements

We do not have employment agreements. We have no agreements to pay any of our officers any compensation and none of our officers, except as set forth above, has been paid any compensation in 2002.

Board Compensation

Members of our board of directors do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.


PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

42:  Names
43:  Value of kiosks.  Nature of services by Blir

Related party transactions for the period from July 30, 2001
(inception) through December 31, 2001 are as follows:



PAGE-26-



In July 2001, Urbanalien issued 6,289,500 shares of common
stock to our founders Anila Ladha, Shamira Jaffer and
Richard Griffiths for assets.  The assets were kiosks and
the software used by the kiosks.  The kiosks were valued at
$310,384 and the software was valued at $444,356.  $310,384
represents historical cost of four interactive kiosk and in particular is made up from the cost of development of the kiosks, cost of mock-up of the kiosks, and the cost of design of the kiosks. $444,356 represents historical cost of software development.

In July 2001, Urbanalien issued 2,775,500 shares of common stock to our founders Anila Ladha, Shamira Jaffer and Richard Griffiths for services. The services were valued at $333,061 or the fair value of the services performed. The value of $333,061 represents the cost of consulting services rendered by Anila Ladha, Shamira Jaffer and Richard Griffiths to develop the software based upon the fair market value of their time spent in rendering these services.

Urbanalien paid Touchpoint, a related entity owned by two officers and shareholders Anila Ladha and Shamira Jaffer, who also devote time to that entity, $89,792 for additional non-custom developed kiosks. $89,792 represents the historical cost of four interactive kiosks for Galaxy cinemas and did not require mockup and design. The amount was recorded in accounts payable as of December 31, 2001 and paid in January 2002.

In July 2001, Urbanalien received an assignment of its domain name from Touchpoint for no consideration.

44: Cost of assets acquired by affiliates within 2 years of transfer

Although the kiosks and software were acquired within two years of the date of transfer, no profit was realized by the affiliates in these transactions.

In August 2001, Urbanalien entered into an agreement with Touchpoint, an entity owned by two officers and shareholders, who also devote time to that entity, for general office functions like record keeping and payroll service and telephone and Internet connections. The agreement is for $14,000 per month from August 1, 2001 through December 31, 2002. As of December 31, 2002 $36,000 was recorded in accounts payable.

In August 2001, Urbanalien entered into an agreement with Blir Ltd., an entity owned by the CEO, who also devotes time to that entity, for the development of Urbanalien's website and technical assistance in maintaining the website. The agreement is for 612,500 shares of common stock or $73,500 the fair value of these services, which was recorded in consulting expense for the period ended December 31, 2001.



PAGE-27-



PART I - ITEM 8.  DESCRIPTION OF SECURITIES

45:  Eliminate qualification
The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 50,000,000 shares of common stock, par value $0.001. As of June 30, 2002, there were 17,132,500 shares of common stock issued and outstanding that are held by 87 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares are issued. We presently have no plans to issue any shares of preferred stock. However, preferred stock may be issued with preferences and designations as the board of directors may from time to time determine. The board may, without stockholders approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common stockholders and may assist management in impeding and unfriendly takeover or attempted changes in control.

There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.



PAGE-28-



46:  Include 201 and OTCBB information

PART II - ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities. However, we do anticipate that we will have a market maker file an application to secure a qualification for quotation of our securities on the over the counter bulletin board once the SEC indicates they have no further comments on this filing.

Options, Warrants, Convertible Securities

We have no options, warrants or convertible securities outstanding.

Penny Stock Considerations

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:



PAGE-29-



  * Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;
  * Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
  * Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and
  * Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Holders

As of the date of this registration statement, we had 87 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the board of directors deems relevant.

7:  Reports to shareholders

Reports to Shareholders

As a result of filing this registration statement, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.



PAGE-30-



Where You Can Find Additional Information

For further information about us and the shares of common stock registered hereunder, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC is also available at a web site maintained by the SEC at http://www.sec.gov.


PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.


PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.



PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

47:  Describe Asset/Service

Since inception, we have issued shares as follows:

Name         Type of    Description of     Date      Number of     Amount
             Consider-  Asset/Service                Shares        received
             ation
------------------------------------------------------------------------------
Anila Ladha  Assets     Kiosk/software    7/31/2001  2,209,825.00   265,179.00
Anila Ladha  Services   Consulting        7/31/2001                 117,021.00
                        services                       975,175.00
                        relating to
                        the software
                        development
Shamira      Assets     Kiosk/software    7/31/2001                 265,179.00
Jaffer                                               2,209,825.00
Shamira      Services   Consulting        7/31/2001                 117,021.00
Jaffer                  services                       975,175.00
                        relating to
                        the software
                        development
Richard      Assets     Kiosk/software    7/31/2001                 224,382.00
Griffiths                                            1,869,850.00
Richard      Services   Consulting        7/31/2001
Griffiths               services                       825,150.00    99,018.00
                        relating to
                        the software
                        development
Perter       Services   Legal services    7/31/2001                 102,900.00
Verbeek                                                857,500.00
Ken & Eva    Cash                         7/31/2001
Gord                                                   208,333.00    25,000.00
Ken & Eva    Cash                         7/31/2001
Gord                                                   208,334.00    25,000.00
George       Services   Strategic         7/31/2001
Maryniuk                Business                        48,228.00     5,787.36
                        Consulting
Graham       Services   Strategic         7/31/2001
Griffiths               Business                        30,866.00     3,703.92
                        Consulting
Brian        Services   Strategic         7/31/2001
Jackson                 Business                        21,220.00     2,546.40
                        Consulting



PAGE-31-



Peter Green  Services   Strategic         7/31/2001
                        Business                        48,228.00     5,787.36
                        Consulting
Shelly       Services   Strategic         7/31/2001
Blechman                Business                        96,458.00    11,574.96
                        Consulting
MADS Corp    Cash                         7/31/2001
                                                       166,666.00    20,000.00
Siematic     Cash                         7/31/2001
Corp                                                   625,000.00    75,000.00
Devasish     Cash                         7/31/2001
Mitra                                                   41,667.00     5,000.00
Edward       Assets     Kiosk/software    7/31/2001
Hamilton                                               552,458.00    66,295.00
Edward       Services   Advisory          7/31/2001
Hamilton                Services                       243,792.00    29,255.00
Lorne Tarr   Assets     Kiosk/software    7/31/2001
and Dan                                                  6,942.00       833.00
Devine
Lorne Tarr   Services   Advisory          7/31/2001
and Dan                 Services                         3,058.00       367.00
Devine
Touchpoint - Assets     Kiosk/software    7/31/2001
Related                                                205,542.00    24,665.00
party
Touchpoint - Services   Technical         7/31/2001
Related                 Services                        90,708.00    10,885.00
party
Go Public    Services   Advisory          7/31/2001
Today                   Services                       250,000.00    30,000.00
Airam        Services   Strategic         7/31/2001   750,000,000    90,000.00
Capital                 Business
Group                   Consulting
Blir Ltd.    Services   Technical         7/31/2001
                        Services                       612,500.00    73,500.00
TOTAL SHARES                                           14,132,500




PAGE-32-



All the above shares issued by us were issued under Section
4(2) of the Securities Act.  The exemption provided under
section 4(2) was available because:

* None of these issuances involved underwriters, underwriting discounts or commissions.
* Restrictive legends are placed on all certificates issued.
* The distribution did not involve general solicitation or advertising.
* The distributions were made only to accredited investors or investors who were believed to be sophisticated enough to evaluate the risks of the investment.

In December 2001, Urbanalien issued 3,000,000 shares of common stock to approximately 67 investors for cash proceeds of $324,000, net of commission of $36,000 under a 504 offering registered with the state of Nevada.

49:  Information concerning 504:

Please see attached letter from the Registrant

The Form D was filed. However, it was filed under an incorrect name, Urbanalien, Inc. rather than Urbanalien
Corporation on February 12, 2002.

48:  Reconcile number of shares outstanding with Recent
Sales Table

The numbers now reconcile to 17,132,500.
PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS
50:  Summarize material indemnification terms

Our articles of incorporation and by-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents provides in summary as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.



PAGE-33-



2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals  therefrom, to be liable to the corporation  or  for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

       3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
      (Added to NRS by 1997, 694)

NRS   78.751   Authorization  required   for   discretionary
indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

        1.   Any  discretionary  indemnification  under  NRS
78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
      (a) By the stockholders;
      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
      (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
      2.
NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.



PAGE-34-



Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.



PAGE-35-



PART F/S. FINANCIAL STATEMENTS


                INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
  Urbanalien Corporation
  Toronto, Ontario Canada

We have audited the accompanying balance sheet of Urbanalien Corporation as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the period from July 30, 2001 (Inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Urbanalien Corporation as of December 31, 2001, and the results of its operations and its cash flows for the period from July 30, 2001 (Inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.
As discussed in Note 2 to the financial statements, Urbanalien has incurred a loss for the period ended December 31, 2001 of $1,099,796 and at December 31, 2001 had a working capital deficit of $269,518. Urbanalien will require additional working capital to develop its business until Urbanalien achieves a level of revenues adequate to generate sufficient cash flows from operations. These conditions raise substantial doubt about Urbanalien's ability to continue as a going concern.
Management's plans in regard to this matter are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com

April 18, 2002



PAGE-36-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                        BALANCE SHEET
                        December 31,

                                                         2001
                       ASSETS                         ---------

Current assets
  Cash                                               $    2,827
  Accounts receivable                                    13,209
                                                      ---------
    Total current assets                                 16,036

Property and equipment, net                             865,622

                                                     $  881,658
                                                      =========
        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                   $   67,051
  Accounts payable - related party                      133,815
  Accrued expenses                                       84,688
                                                      ---------
    Total current liabilities                           285,554
                                                      ---------
Commitments

STOCKHOLDERS' EQUITY:
Preferred stock; $.001 par value, 5,000,000
authorized,                                                   -
  None issued and authorized
Common stock, $.001 par value, 50,000,000 shares
  Authorized, 17,132,500 shares issued and               17,133
outstanding
Additional paid in capital                             2,002,767
Deficit accumulated during the development stage       (1,099,796)
                                                      ------------
                                                        920,104
Less: subscription receivable                          (324,000)
                                                      ------------
  Total Stockholders' Equity                            596,104
                                                      ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $  881,658
                                                      ============









PAGE-37-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF OPERATIONS
    For the Period from July 30, 2001 (Inception) through
                      December 31, 2001

                                                       Inception
                                                       through
                                                         2001
                                                    ------------
Revenues                                             $    9,687
Cost of revenues                                          2,978
                                                    ------------
Gross margin                                              6,709

Operating expenses:
  Consulting fees                                       770,672
  Professional fees                                     139,047
  Management fees                                        92,543
  Depreciation                                           72,111
  Other general and administrative                       32,132
                                                    ------------
                                                      1,106,505
                                                    ------------
Net loss                                             $1,099,796
                                                    ============
Net loss per share:
  Basic and diluted                                     $  0.08
                                                    ============
Weighted average shares outstanding:
  Basic and diluted                                  14,152,108
                                                    ============









PAGE-38-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
              STATEMENT OF STOCKHOLDERS' EQUITY
    For the Period from July 30, 2001 (Inception) through
                      December 31, 2001

                                               Deficit
                                               accum.
                                             during the
                                Additional     devel.
                Common Stock      paid in       Stage         Subs.
                                  capital                     Rec.     Total
              Shares    Amount
              ---------------------------------------------------------------
Issuance of
common stock
to founders   6,289,500 $ 6,289  $  748,451            -        -    $754,740
for assets

Issuance of
common stock
to founders   2,775,500   2,776     330,285            -        -     333,061
for services

Issuance of
common stock   764,942      765      91,028            -        -      91,793
for assets

Issuance of
common stock  1,250,000   1,250     148,750            -        -     150,000
for cash

Issuance of
common stock  3,052,558   3,053     363,253            -        -     366,306
for services

Issuance of
common stock  3,000,000   3,000     321,000            -  (324,000)         -
for cash

Net loss             -        -           -  (1,099,796)        -  (1,099,796)
Balance,      ----------------------------------------------------------------
  December   17,132,500 $17,133  $2,002,767  $(1,099,796) $(324,000)  $596,104
31, 2001      ================================================================





PAGE-39-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CASH FLOWS
    For the Period from July 30, 2001 (Inception) through
                      December 31, 2001

                                                       Inception
                                                        through
                                                          2001
                                                       ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                               $(1,099,796)

Adjustments to reconcile net deficit to cash used by
operating activities:
Depreciation and amortization                              72,112
Common stock issued for services                          699,367
Net change in:
  Accounts receivable                                    (13,209)
  Accounts payable                                        200,866
  Accrued expenses                                         84,688
                                                       ------------
CASH FLOWS USED IN OPERATING ACTIVITIES                  (55,972)
                                                       ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                   (91,201)
                                                       ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock for cash                       150,000
                                                       ------------
NET INCREASE IN CASH                                        2,827
Cash, beg. of period                                            -
                                                       ------------
Cash, end of period                                      $  2,827
                                                       ============
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                                            $      -
Income tax paid                                          $      -

Acquisition of assets for common stock                  $ 846,533








PAGE-40-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

Urbanalien Corporation ("Urbanalien")has been organized for the primary purpose of providing high speed Internet access kiosks in movie theaters. The Company was incorporated in the state of Nevada on July 30, 2001. The Company has devoted its activities to raising capital, developing products, establishing marketing alliances, establishing interactive kiosk terminals and developing markets.
Urbanalien's website is www.urbanalien.com which provides information about Urbanalien's Interactive kiosk terminals.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Long-Lived Assets

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by applying the straight-line method over their estimated useful lives (five years). Urbanalien performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Software Capitalization

Urbanalien adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with this standard, certain direct development costs associated with internal-use software are capitalized, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Revenue Recognition

Urbanalien recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable.

Urbanalien recognizes revenue from the sale of advertising related products and services like interactive advertising, studio promotion, and event management as the services are performed.



PAGE-41-



Income Taxes

Urbanalien accounts for income taxes under the asset and liability approach. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Urbanalien records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Basic Loss Per Common Share.

Basic  loss  per  share  has been calculated  based  on  the
weighted   average  number  of  shares   of   common   stock
outstanding during the period.


Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flow.


NOTE 2 - Going Concern

The Company is a development stage entity with limited operations. For the period ended December 31, 2001, Urbanalien incurred a loss totaling $1,099,796 and at December 31, 2001 had a capital deficit of $269,518.
Because of these factors, Urbanalien will require additional working capital to develop its business operations.

Urbanalien intends to raise additional working capital either through private placements, public offerings and/or bank financing. As of April 18, 2002, Urbanalien received
$324,000 from a private placement in December 2001, net of commissions of $36,000. This amount was recorded as subscription receivable as of December 31, 2002.

There are no assurances that Urbanalien will be able to either (1) increase its operations and achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support Urbanalien's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Urbanalien will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Urbanalien. If adequate working capital is not available Urbanalien may not increase its operations.

These conditions raise substantial doubt about Urbanalien's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Urbanalien be unable to continue as a going concern.



PAGE-42-



NOTE 3 - Property and Equipment

Property and equipment consisted of the following at December 31:

                                                    2001
                                                  -------
  Computer equipment                            $  12,559
  Kiosks                                          480,819
  Kiosk software                                  444,356
                                                  -------
                                                  937,734
  Less: Accumulated depreciation and              (81,112)
  amortization                                    -------
                                                $ 856,622
                                                  =======

Depreciation and amortization expense totaled $81,112 in 2001.


NOTE 4 - RELATED PARTY TRANSACTIONS

Related party transactions for the period from July 30, 2001
(inception) through December 31, 2001 are as follows:

In July 2001, Urbanalien issued 6,289,500 shares of common stock to its founders for assets. The assets were kiosks and the software used by the kiosks. The kiosks were valued at $310,384 and the software was valued at $444,356.

In July 2001, Urbanalien issued 2,775,500 shares of common stock to its founders for services. The services were valued at $333,061 or the fair valued of the services performed.

Urbanalien paid a related entity owned by two officers and shareholders, who also devote time to that entity, $89,792 for kiosks. The amount was recorded in accounts payable as of December 31, 2001 and paid in January 2002.

In August 2001, Urbanalien entered into an agreement with an entity owned by two officers and shareholders, who also devote time to that entity, for the use of office furniture, reception facilities, general office functions like record keeping and payroll service and telephone and Internet connections. The agreement is for $14,000 per month from August 1, 2001 through December 31, 2002. As of December 31, 2002 $36,000 was recorded in accounts payable.

In August 2001, Urbanalien entered into an agreement with an entity owned by the CTO, who also devotes time to that entity, for the development of Urbanalien's website and technical assistance in maintaining the website. The agreement is for 612,500 shares of common stock or $73,500 the fair value of the services, which was recorded in consulting expense for the period ended December 31, 2001.



PAGE-43-



NOTE 5 - STOCKHOLDERS' EQUITY

The initial authorized capital of Urbanalien consisted of 50,000,000 shares at $.001 par value common stock and 5,000,000 shares of $.001 par value preferred stock.

In July 2001, Urbanalien issued 6,289,500 shares of common stock to Urbanalien's founders in payment for assets valued at $754,740.

In July 2001, Urbanalien issued 2,775,500 shares of common stock to Urbanalien's founders for services. The services were valued at $333,060 or the fair valued of the services performed.

In July 2001, Urbanalien issued 764,942 shares of common stock for assets valued at $91,793.

In  July  through October 2001, Urbanalien issued  1,250,000 shares of common stock for cash proceeds of $150,000.

In July 2001, Urbanalien approved entering into various consulting agreements for legal, financial and marketing services, whereby the consultants would be issued 3,052,558 shares of Urbanalien's common stock for services to be rendered to Urbanalien from July 2001 through August 2002. Urbanalien recorded consulting expense of $366,306 or the fair value of the services provided.

In December 2001, Urbanalien issued 3,000,000 shares of common stock for cash proceeds of $324,000, net of commission of $36,000. The cash was received by Urbanalien in January 2002.


NOTE 6 - INCOME TAXES

For the period ended December 31, 2001, Urbanalien incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $1,100,000 at December 31, 2001, and will expire in the year 2021.

Deferred  income taxes consist of the following at December 31,:

                                    2001
  Long-term:                    ------------
    Deferred tax assets        $  374,000
    Valuation allowance          (374,000)
                                ------------
                               $        -
                                ============


NOTE 7 - COMMITMENTS

Urbanalien leases office facilities under a non-cancelable operating lease with a term from August 2001 through July
2004.  Rent expense was $20,000 for the period ended
December 31, 2001.

Urbanalien's minimum rental commitments under the non-cancelable operating lease at December 31, 2001 were approximately $48,000 in each of the years 2002 and 2003 and $28,000 in 2004.



PAGE-44-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                        BALANCE SHEET
                       March 31, 2002
                         (Unaudited)

                      ASSETS

Current assets
  Cash                                              $    17,170
  Accounts receivable - other                            12,030
                                                    ------------
    Total current assets                                 29,200

Property and equipment, net                             820,133
                                                    ------------
                                                    $   849,333
                                                    ============
       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                  $    37,133
  Accrued expenses                                       44,844
                                                    ------------
    Total current liabilities                            81,977
                                                    ------------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 5,000,000
shares                                                        -
    authorized, no shares issued and outstanding
  Common stock, $.001 par value, 20,000,000 shares
    authorized, 17,132,500 shares issued and             17,133
outstanding
Additional paid in capital                            2,002,767
Deficit accumulated during the development stage     (1,252,544)
                                                    ------------
  Total Stockholders' Equity                            767,356
                                                    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $   849,333
                                                    ============

               See notes to interim condensed
                    financial statements.




PAGE-45-



                      URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF OPERATIONS
            For the Three Months Ended March 31,
                         (Unaudited)

                                                       Inception
                                                        through
                                                       March 31,
                                  2002       2001        2002
                                ----------------------------------
Revenues                               $          $            $
                                       -          -        9,687
Cost of revenues                       -          -        2,978
                                ----------------------------------
Gross margin                           -          -        6,709

Operating expenses:
  Consulting fees                 22,962          -      793,634
  Professional fees               14,813          -      153,860
  Management fees                      -          -       92,543
  Depreciation                    47,470          -      119,581
  Other general and               67,503          -       99,635
administrative                  ----------------------------------
                                 152,748          -    1,259,253
                                ----------------------------------
Loss from operations            (152,748)         -   (1,252,544)
                                ----------------------------------
Net loss                                $         $            $
                                (152,748)         -   (1,252,544)
                                ==================================
Net loss per share:
  Net loss basic and diluted     $ (0.01)         -
                                ========================
Weighted average shares
outstanding:
  Basic and diluted            17,132,500         -
                                ========================







               See notes to interim condensed
                    financial statements.




PAGE-46-



                   URBANALIEN CORPORATION
                   STATEMENT OF CASH FLOWS
            For the Three Months Ended March 31,
                         (Unaudited)

                                                         Inception
                                                          Through
                                                         March 31,
                                   2002        2001        2002
                                 ---------  ---------  ------------
CASH FLOWS FROM OPERATING
ACTIVITIES
Net loss                                $         $            $
                                 (152,748)        -   (1,252,544)
Adjustments to reconcile net
deficit to cash used by
operating activities:
Depreciation and amortization      47,470         -      119,582
Common stock issued for                 -         -      699,367
services
Net change in:
  Accounts receivable - other       1,179         -      (12,030)
  Accounts payable               (163,733)        -       37,133

  Accrued expenses               (39,844)         -       44,844
                                 ---------  ---------  ------------
CASH FLOWS USED IN OPERATING
ACTIVITIES                       (307,676)        -     (363,648)
                                 ---------  ---------  ------------

CASH FLOWS FROM INVESTING
ACTIVITIES
Capital expenditures              (1,981)         -      (93,182)
                                 ---------  ---------  ------------
CASH FLOWS FROM FINANCING
ACTIVITIES
Issuance of common stock          324,000         -      474,000
                                 ---------  ---------  ------------
NET INCREASE (DECREASE) IN CASH    14,343         -            -
Cash, beg. of period                2,827         -       17,170
                                 ---------  ---------  ------------
Cash, end of period                     $         $            $
                                   17,170         -       17,170
                                 =========  =========  ============
SUPPLEMENTAL CASH FLOW
INFORMATION
  Interest paid                         $         $            $
                                        -         -            -
  Income taxes paid                     $         $            $
                                        -         -            -

NON-CASH TRANSACTIONS
  Acquisition of assets for
common                                  $         $            $
    stock                               -         -      846,533







               See notes to interim condensed
                    financial statements.



PAGE-47-



                   URBANALIEN CORPORATION
              NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Urbanalien Corporation have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's registration statement filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2001 as reported in Form 10-SB, have been omitted.















PAGE-48-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                        BALANCE SHEET
                        June 30, 2002
                         (Unaudited)

                      ASSETS

Current assets
  Cash                                               $    5,960
  Accounts receivable - other                            27,263
                                                     ----------
    Total current assets                                 33,223

Property and equipment, net                             905,272
                                                     ----------
                                                     $  938,495
                                                     ==========
       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                   $  321,542
  Accrued expenses                                       44,844
                                                     ----------
    Total current liabilities                           366,386
                                                     ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 5,000,000
shares                                                        -
    authorized, no shares issued and outstanding
  Common stock, $.001 par value, 20,000,000 shares
    authorized, 17,132,500 shares issued and             17,133
outstanding
Additional paid in capital                            2,002,767
Deficit accumulated during the development stage     (1,447,791)
                                                     ----------
  Total Stockholders' Equity                            572,109
                                                     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $  938,495
                                                     ==========



               See notes to interim condensed
                    financial statements.




PAGE-49-



                   URBANALIEN CORPORATION
                (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF OPERATIONS
         For the Three and Six Months Ended June 30,
                         (Unaudited)

                                                            Inception
                     Three Months      Six Months Ended      through
                    Ended June 30,         June 30,         June 30,
                    2002       2001      2002      2001       2002
                   --------  -------   ---------  --------  ----------
Revenues                  $        $           $       $            $
                          -        -           -       -        9,687
Cost of revenues     33,794        -      33,794       -       33,794
                   --------  -------   ---------  --------  ----------
Gross loss          (33,794)       -     (33,794)      -      (24,107)
                   --------  -------   ---------  --------  ----------
Operating
expenses:
  Consulting fees    38,706        -      61,668       -      832,340
  Professional        3,052        -      17,865       -      156,912
fees
  Management fees         -        -           -       -       92,543
  Depreciation       59,526        -     106,996       -      179,108
  Other general
and                  61,684        -     129,187       -      164,296
                   --------  -------   ---------  --------  ----------
administrative
                    162,968        -     315,716       -    1,425,199
                   --------  -------   ---------  --------  ----------
Loss from          (196,762)       -   (349,510)       -   (1,449,306)
operations

Other income          1,515                1,515                1,515
                   --------  -------   ---------  --------  ----------
Net loss                   $       $           $       $            $
                   (195,247)       -   (347,995)       -   (1,447,791)
                   ========  =======   =========  ========  ==========
Net loss per
share:
  Basic and         $ (0.01)       -    $ (0.02)       -
diluted            ========  =======   =========  ========

Weighted average
shares
outstanding:
  Basic and      17,132,500        -  17,132,500       -
diluted           =========  =======   =========  ========



               See notes to interim condensed
                    financial statements.





PAGE-50-



                   URBANALIEN CORPORATION
                   STATEMENT OF CASH FLOWS
              For the Six Months Ended June 30,
                         (Unaudited)

                                                         Inception
                                                          Through
                                                         June 30,
                                   2002        2001        2002
CASH FLOWS FROM OPERATING       ----------  ---------  ------------
ACTIVITIES
Net loss                        $(347,995)   $    _    $(1,447,791)

Adjustments to reconcile net
deficit to cash used by
operating activities:
Depreciation and amortization     106,996         -      179,108
Common stock issued for                 -         -      699,367
services
Net change in:
  Accounts receivable             (14,054)        -      (27,263)
  Accounts payable                120,676         -      321,542
  Accrued expenses                (39,844)        -       44,844
                                ----------  ---------  ------------
CASH FLOWS USED IN OPERATING
ACTIVITIES                       (174,221)        -     (230,193)
                                ----------  ---------  ------------

CASH FLOWS FROM INVESTING
ACTIVITIES
Capital expenditures             (146,646)        -     (237,847)
                                ----------  ---------  ------------

CASH FLOWS FROM FINANCING
ACTIVITIES
Issuance of common stock          324,000         -      474,000
                                ----------  ---------  ------------
NET INCREASE (DECREASE) IN CASH     3,133         -        5,960
Cash, beg. of period                2,827         -            -
                                ----------  ---------  ------------
Cash, end of period                     $         $            $
                                    5,960         -        5,960
                                ==========  =========  ============
SUPPLEMENTAL CASH FLOW
INFORMATION
  Interest paid                         $         $            $
                                        -         -            -
  Income taxes paid                     $         $            $
                                        -         -            -

NON-CASH TRANSACTIONS
  Acquisition of assets for
common                                  $         $            $
    stock                               -         -      846,533






PAGE-51-



                   URBANALIEN CORPORATION
              NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Urbanalien Corporation have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's registration statement filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2001 as reported in Form 10-SB, have been omitted.

















PAGE-52-



PART III - ITEM 1.  EXHIBITS


Item 3

     1    Articles of Incorporation of UrbanAlien, Inc., a Nevada
       Corporation
     2    By-laws of UrbanAlien, Inc., a Nevada Corporation

Item 4

     1    Form of common stock Certificate of the UrbanAlien,
       Inc. (1)

Item 10

     1    Galaxy Memorandum of Understanding
     2    Cineplex Odeon Memorandum of Understanding
     3    Touchpoint Professional Services Agreement *
     4    Urbanalien.com domain name original registration *
     5    Urbanalien.com domain name amendment *
     6    Surveyed results from trial deployment *
     7    Touchpoint Management infrastructure amended agreement *
     8    Blir LLC Contractor's Agreement *
     9    Richard Griffiths Termination and Release document as
       officer and director of Urbanalian *
     10   Stock Restriction Agreement between Urbanalien and
       Griffiths *
     11   Software Assignment *

60 & 61:  Subsidiaries and signing of Touchpoint Agreement

We have no subsidiaries.

Although the memoranda were incomplete and signed by Mr.
Griffiths after the date of his departure in March 2002, the time periods under the memoranda have expired and both parties performed as required under the memoranda.
Accordingly, these deficiencies are now not relevant.


Item 23

  1    Consent of Malone and Bailey


  All  other  Exhibits called for by Rule 601 of  Regulation
SB-2 are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.

*Filed herewith

59:  Label exhibits

We have now labeled our exhibits.




PAGE-53-



                         SIGNATURES

     In   accordance  with  Section  12  of  the  Securities
Exchange   Act  of  1934,  the    registrant   caused   this
registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                UrbanAlien, Inc. (Registrant)
               ------------------------------


Date:  August 15, 2002


By:  /s/   Steve  Billinger
-------------------------------
President  and   Principal
Executive Officer

    /s/ Anila Ladha
--------------------------------
Chief Financial Officer and Principal
Financial Officer and Principal Accounting Officer














PAGE-54-